UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Northern Technologies International Corporation

(Name of Issuer)

Common Stock, $0.02 Par Value

(Title of Class of Securities)

665809 10 9

(CUSIP Number)

G. Patrick Lynch

Inter Alia Holding Company

c/o Northern Technologies International Corporation

4201 Woodland Road, P.O. Box 69

Circle Pines, Minnesota 55014

(763) 225-6636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 665809 10 9

1	Name of Reporting Persons: Inter Alia Holding Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 852,068

	8	Shared Voting Power 0

	9	Sole Dispositive Power 852,068

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned By Each Reporting Person 852,068

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person: CO

CUSIP NO. 665809 10 9

1	Name of Reporting Persons: Juliane I. Lynch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 0

	8	Shared Voting Power 852,068

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 852,068

11	Aggregate Amount Beneficially Owned By Each Reporting Person 852,068

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person: IN

CUSIP NO. 665809 10 9

1	Name of Reporting Persons: G. Patrick Lynch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 24,648 (1)

	8	Shared Voting Power 852,068 (2)

	9	Sole Dispositive Power 24,648(1)

	10	Shared Dispositive Power 852,068 (2)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 876,716 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.3% (1)

14	Type of Reporting Person: IN

(1)	Includes 9,180 shares of common stock issuable upon exercise of stock options within 60 days of December 1, 2008.

(2)	Consists of shares of common stock held by Inter Alia Holding Company.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.02 per share, of Northern Technologies International Corporation, a Delaware corporation (“NTIC”).  The address of the principal executive offices of NTIC is 4201 Woodland Road, P.O. Box 69, Circle Pines, Minnesota 55014.

Item 2.	Identity and Background.

This statement is being filed by Inter Alia Holding Company, an Ohio corporation (“Inter Alia”), Juliane I. Lynch, the President of Inter Alia, and G. Patrick Lynch, an officer and stockholder of Inter Alia.  Inter Alia is a holding company and its principal business address is 23205 Mercantile Road, Beachwood, Ohio 44122.

Set forth on Schedule A to this Schedule 13D, which is incorporated herein by reference, is the name of the sole director and each of the executive officers of Inter Alia along with the present principal occupation or employment of such director and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such individual, as of the date hereof to Inter Alia’s knowledge.

During the last five years, neither Inter Alia nor, to the knowledge of Inter Alia, any of the individuals or entities named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Inter Alia nor, to the knowledge of Inter Alia, any of the individuals or entities named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.

Item 4.	Purpose of Transaction.

Except as otherwise provided in this Item 4 and other than as to matters that Mr. Lynch as a director and officer of NTIC may consider and discuss with other NTIC board members and officers from time to time, the reporting persons are not aware of any present plans or proposals, which relate to or would result in:

•                  the acquisition by any person of additional securities of NTIC or the disposition of securities of NTIC;

•                  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NTIC;

•                 a sale or transfer of a material amount of assets of NTIC;

•                 any change in the present board of directors or management of NTIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•                 any material changes in the present capitalization or dividend policy of NTIC;

•                 any other material changes in NTIC’s business or corporate structure;

•                 changes in NTIC’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of NTIC by any person;

•                 causing a class of securities of NTIC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                 a class of equity securities of NTIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•                 any action similar to any of those listed above.

Notwithstanding the foregoing, the reporting persons are aware that the items of business expected to be acted upon at the 2009 annual meeting of NTIC’s stockholders include proposed amendments to NTIC’s Certificate of Incorporation: (1) to add a new provision, Article IX, which in accordance with the Delaware General Corporation Law would eliminate the personal liability of a director to NTIC or NTIC’s stockholders for monetary damages for any breach of fiduciary duty by such director as a director of NTIC except under certain circumstances as provided in the Delaware statute; and (2) to amend Article III of NTIC’s Certificate of Incorporation to authorize the Board of Directors to issue NTIC’s currently authorized 10,000 shares of preferred stock from time to time in one or more series, with such rights, preferences and restrictions as shall be fixed by the Board of Directors.

Item 5.	Interest in Securities of the Issuer.

(a)                                 1.                                       Amount beneficially owned:  Inter Alia is the record owner of 852,068 shares of NTIC common stock.  J.I. Lynch is the President of Inter Alia.  J.I. Lynch’s beneficial ownership includes the 852,068 shares of NTIC common stock held by Inter Alia.  J.I. Lynch does not hold any shares of NTIC common stock directly.  G.P. Lynch’s beneficial ownership includes:  (1) 15,468 shares of NTIC common stock, (2) 9,180 shares of NTIC common stock issuable upon the exercise of stock options exercisable within 60 days; and (3) 852,068 shares of NTIC common stock held by Inter Alia, of which Mr. Lynch is a stockholder and shares voting and dispositive power over such shares.

2.                                      Percent of class:  Inter Alia: 22.7%, as of December 1, 2008; J.I. Lynch:  22.7% and G.P. Lynch:  23.3%.  The foregoing percentages are calculated based on 3,750,970 shares of NTIC common stock outstanding as of December 1, 2008.

(b) Number of shares as to which Inter Alia has:
(i)	Sole power to vote or to direct the vote	852,068
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	852,068
(iv)	Shared power to dispose or to direct the disposition of	0
Number of shares as to which J.I. Lynch has:
(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	852,068
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	852,068
Number of shares as to which GP. Lynch has:
(i)	Sole power to vote or to direct the vote	24,648
(ii)	Shared power to vote or to direct the vote	852,068
(iii)	Sole power to dispose or to direct the disposition of	24,648
(iv)	Shared power to dispose or to direct the disposition of	852,068

(c)                                  Other than the sale of an aggregate of 39,000 shares of NTIC common stock by Inter Alia to two investors for a purchase price of $10.25 per share and the sale of 20,600 shares of NTIC common stock by Inter Alia to one investor for a purchase price of $9.75 per share in private negotiated transactions on November 28, 2008 and the grant by NTIC of a stock bonus for 1,000 shares to G.P. Lynch on October 31, 2008, neither Inter Alia, J.I. Lynch nor G.P. Lynch has effected any transactions in NTIC common stock during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Inter Alia has pledged all of its shares of NTIC common stock to various banks in exchange for loans.

G.P. Lynch holds stock options to purchase an aggregate of 11,540 shares of NTIC common stock at exercise prices ranging between $5.38 and $9.95 per share.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between the reporting persons and any other person with respect to any securities of NTIC.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated December 2, 2008 by and among the reporting persons.

99.2

Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

99.3

Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 2, 2008.

INTER ALIA HOLDING COMPANY

By:	/s/ Juliane I. Lynch

Its:	President

/s/ Juliane I. Lynch
Juliane I. Lynch

/s/ G. Patrick Lynch
G. Patrick Lynch

Schedule A

The name, present principal occupation or employment and country of citizenship of each director and executive officer of Inter Alia are set forth below.

Directors of Inter Alia Holding Company

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Juliane I. Lynch President, Inter Alia Holding Company	23205 Mercantile Road Beachwood, Ohio 44122	U.S.A.

Executive Officers of Inter Alia Holding Company

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Juliane I. Lynch President, Inter Alia Holding Company	23205 Mercantile Road Beachwood, Ohio 44122	U.S.A.

G. Patrick Lynch President and CEO, Northern Technologies International Corporation	4201 Woodland Road, P.O. Box 69 Circle Pines, Minnesota 55014	U.S.A.

Jennifer Lynch	23205 Mercantile Road Beachwood, Ohio 44122	U.S.A.

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Joint Filing Agreement, dated December 2, 2008 by and among the reporting persons.	Filed herewith

99.2	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.5 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000). (File No. 1-11038)

99.3	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.8 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 1-11038)